Exhibit 99.1

ChinaCache Announces Change in Board of Directors

BEIJING, July 26, 2017 (GLOBE NEWSWIRE) — ChinaCache International Holdings Ltd. (“ChinaCache” or the “Company”) (Nasdaq:CCIH), a leading total solutions provider of Internet content and application delivery services in China, today announced that its independent director, Mr. Ya-Qin Zhang, has submitted his resignation from the board of directors of the Company (the “Board”), effective July 26, 2017.  Mr. Zhang’s resignation was not due to any disagreement with the Company regarding its business, finance, accounting or any other matters.  Prior to his resignation, Mr. Zhang also served as a member of the Compensation Committee and the Nominating and Corporate Governance Committee of the Board. The Board thanks him for his service for the past years. Upon the effectiveness of Mr. Zhang’s resignation, the Board of ChinaCache will consist of five directors, including three independent directors.

About ChinaCache International Holdings Ltd.

ChinaCache International Holdings Ltd. (Nasdaq:CCIH) is a leading total solutions provider of Internet content and application delivery services in China. As a carrier-neutral service provider, ChinaCache’s network in China is interconnected with networks operated by all telecom carriers, major non-carriers and local Internet service providers. With more than a decade of experience in developing solutions tailored to China’s complex Internet infrastructure, ChinaCache is a partner of choice for businesses, government agencies and other enterprises to enhance the reliability and scalability of online services and applications and improve end-user experience. For more information on ChinaCache, please visit ir.chinacache.com.

For investor and media inquiries please contact:

Investor Relations Department
ChinaCache International Holdings
Tel: +86 10 6408 5307
Email: ir@chinacache.com

Mr. Ross Warner
The Piacente Group | Investor Relations
Tel: +86 10 5730-6200
Email: chinacache@tpg-ir.com

Ms. Brandi Piacente
The Piacente Group | Investor Relations
Tel: +1 212-481 2050
Email: chinacache@tpg-ir.com